Filed Pursuant to Rule 424(b)(3)
File Number 333-118344

PROSPECTUS

Interwoven, Inc.

96,410 Shares of Common Stock

Interwoven, Inc.

Our common stock trades on the NASDAQ National Market.

Last reported sale price on January 28, 2005: $ 9.13 per share.

Trading Symbol: IWOV

THE OFFERING

     With this Prospectus, the selling stockholders named in the section of this Prospectus entitled “Selling Stockholders” may offer and sell shares of our common stock that they acquired in connection with our purchase of certain assets of Software Intelligence, Inc.

     Investing in our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 5 of this Prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is January 31, 2005.

PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this Prospectus. This summary is not complete and does not contain all the information you should consider before buying shares in this offering. You should read the entire prospectus carefully, including the documents incorporated by reference.

The Company

     Interwoven, Inc. provides enterprise content management (“ECM”) software and services that enable businesses to create, review, manage, distribute and archive critical business content, such as documents, spreadsheets, emails and presentations, Web images, graphics, content and applications code, across the enterprise and its value chain of customers, partners and suppliers. Our ECM platform consists of six integrated software product offerings, delivering customers end-to-end content lifecycle management. Customers have deployed our products for enterprise initiatives, such as brand management, enterprise portals, global Web content management, content distribution, corporate governance, deal management and online self-service. We have licensed our software products to more than 3,000 organizations worldwide.

     We were incorporated in California in March 1995 and reincorporated in Delaware in October 1999. Our principal offices are located at 803 11th Avenue, Sunnyvale, California 94089 and our telephone number at that location is (408) 774-2000. We maintain a Website at www.interwoven.com. Investors can obtain copies of our filings with the Securities and Exchange Commission (the “Commission”) from this site free of charge, as well as from the Securities and Exchange Commission Website at www.sec.gov.

The Offering

     Stockholders of Software Intelligence, Inc. hold all 96,410 shares that may be offered under this Prospectus. These shares are being offered on a continuous basis under Rule 415 of the Securities Act.

Common stock that may be offered by the selling stockholders	96,410 shares

Common stock to be outstanding after this offering	41,086,704 shares*

Use of proceeds	We will not receive any proceeds from the sale of shares approved by this Prospectus.

*	Based on the number of shares outstanding as of December 31, 2004.

WHERE YOU CAN FIND MORE INFORMATION

     We incorporate into this Prospectus by reference the following documents:

•	our Annual Report on Form 10-K for the year ended December 31, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004;

•	our Current Report on Form 8-K filed with the Commission on September 15, 2004;

•	our Current Report on Form 8-K filed with the Commission on January 25, 2005;

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the Commission on September 20, 1999; and

•	all other information that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of this offering.

     To the extent that any statement in this Prospectus is inconsistent with any statement that is incorporated by reference, the statement in this Prospectus shall control. Such inconsistent incorporated statement shall not be deemed, except as modified or superceded, to constitute a part of this Prospectus or the Registration Statement.

     Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Securities and Exchange Commission. You may obtain copies of this material from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Reports, proxy and information statements and other information that we file electronically with the Commission are available at the Commission’s Website at http://www.sec.gov.

     We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered with this Prospectus. This Prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us and our common stock. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.

     We will furnish without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated into this Prospectus by reference (except exhibits, unless they are specifically incorporated by reference into this Prospectus). You should direct any requests for copies to Interwoven, Inc. at 803 11th Avenue, Sunnyvale, California 94089, Attention: Investor Relations, telephone: (408) 774-2000.

RISK FACTORS

     You should carefully consider the risks described below and in the documents we incorporate by reference in this Prospectus before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us, or that we currently deem immaterial, may become important factors that impair our business operations. Our business, financial condition or results of operations could be seriously harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

We have incurred losses throughout our operating history and may not be able to achieve consistent profitability.

     We have incurred operating losses on a quarterly and annual basis throughout our history. As of September 30, 2004, we had an accumulated deficit of $407.5 million. We must increase our license and support and service revenues to achieve and sustain profitable operations and positive cash flows. If our revenues do not grow, we will not become profitable, which could cause the price of our common stock to decline. In addition, our revenues may decline from earlier periods resulting in greater operating losses and significant negative cash flows, which could cause us to fail and the price of our common stock to decline.

Many factors can cause our revenues to fluctuate on a quarterly basis and if we fail to satisfy the expectations of investors or securities analysts, our stock price may decline.

     Our quarterly operating results have fluctuated significantly in the past and we expect unpredictable fluctuations in the future. The main factors impacting these fluctuations are likely to be:

•	the discretionary nature of our customers’ purchases and their budget cycles;

•	the number of new information technology initiatives launched by our customers;

•	the failure of any of our product offerings to meet with customer acceptance;

•	the size and complexity of our license and service transactions;

•	potential delays in recognizing revenue from license transactions;

•	timing of new product releases;

•	changes in competitors’ product offerings;

•	sales force capacity and the influence of resellers and systems integrator partners;

•	our ability to integrate newly acquired products with our existing products and effectively sell newly acquired products;

•	the impact of our sales commission and incentive plans; and

•	seasonal variations in our operating results.

     If our results of operations do not meet our public forecasts or the expectations of securities analysts and investors, the price of our common stock is likely to decline.

Our revenues are derived from a small number of software products and vertical markets.

     For the three and nine months ended September 30, 2004, we believe that a significant portion of our total revenues was derived from licensing Interwoven TeamSite Content Server and related products and services. We expect that our TeamSite product will continue to account for a significant portion of our revenues in future periods. Any decline in the demand for our TeamSite product will have a material and adverse effect on our consolidated financial condition and results of operations.

     We also derive a significant portion of our revenues from a few vertical markets. In particular, our WorkSite product is primarily sold to legal and professional service firms. In order for us to sustain and grow our business, we must continue to successfully sell our software products and services into this vertical market. Our failure to successfully sell to legal and professional service firms will have a material and adverse effect on our consolidated financial condition and results of operations. In general, we believe that our customers in these markets are affected by the same conditions that affect our customers in other markets.

     Further, the future success of our collaborative content management software applications depends on our ability to sell software licenses and services to large multi-national corporations in financial services, manufacturing, telecommunications and governments. To sell to these organizations, we must devote time and resources to hire and train sales employees to work with enterprises in industries other than legal and professional services. Even if we are successful in hiring and training sales teams, customers in other industries may not need or sufficiently value our collaborative content management software applications.

Our products have a long and unpredictable sales cycle, which makes it difficult to forecast our future results and may cause our operating results to vary from period to period.

     The period between initial contact with a prospective customer and the licensing of our software applications varies and can range from three months to more than twelve months. Additionally, our sales cycle involves complexity as customers consider a number of factors before committing to purchase our application suite. Factors considered by customers when evaluating our software applications include, among other factors, product benefits, cost and time of implementation, return on investment, ability to operate with existing and future computer systems and the ability to accommodate increased transaction volume and product reliability. Customer evaluation, purchasing and budgeting processes vary significantly from company to company. As a result, we spend significant time and resources informing prospective customers about our software products, which may not result in a completed transaction and may negatively impact our operating margins. Even if a customer has chosen our software products, completion of the associated sales transaction is subject to a number of factors, which makes our quarterly revenues difficult to forecast. These factors include but are not limited to the following:

•	Licensing of our software products is often an enterprise-wide decision by our customers that involves many factors. Accordingly, our ability to license our product may be affected by changes in the strategic importance of content management projects to a customer, a customer’s budgetary constraints or changes in a customer’s personnel.

•	A customer’s internal approval and expenditure authorization process can be difficult and time consuming to overcome. Delays in approvals, even after vendor selection, could impact the timing and amount of revenues recognized in a quarterly period.

•	Changes in our sales incentive plans may have an unpredictable impact on our sales cycle and contracting activities.

•	The number, timing and significance of enhancements to our software products and the introduction of new software by our competitors and us may affect customer purchasing decisions.

     Throughout 2003 and 2004, our sales cycles continued to be affected by increased organizational review by sales prospects, regardless of transaction size. Specifically, we experienced several delayed software license orders at the end of the second quarter of 2004 at levels greater than those experienced in the first and third quarters of 2004. A continued lengthening in sales cycles and our inability to predict these trends could result in lower than expected future revenue, which would have a material impact on our consolidated operating results and, correspondingly, our stock price.

     Our sales incentive plans are primarily based on quarterly and annual quotas by sales representatives and certain sales support personnel. These sales incentive plans have accelerated commission rates in the event a representative exceeds the expected sales quota. The concentration of sales orders with any one or a few sales representatives has resulted, and in the future may result, in commission expense in excess of forecasted levels, which have caused, or would in the future cause, fluctuations in sales and marketing expenses. Any increase in sales and marketing expenses could adversely affect our consolidated results of operation.

Competition from providers of software enabling content and collaboration management is increasing, which could cause us to reduce our prices and result in reduced gross margins or loss of market share.

     The enterprise content management market is new, highly fragmented, rapidly changing and increasingly competitive. We expect competition to continue to intensify, which could result in price reductions for our products, reduced gross margins, increased sales cycles and loss of market share, any of which would have a material adverse effect on our business and financial condition. Our current competitors include:

•	companies addressing needs of the market in which we compete, including EMC Corporation, FileNet Corporation, Hummingbird Ltd., Microsoft Corporation, Open Text Corporation, Stellent, Inc., Oracle Corporation and Vignette Corporation;

•	intranet and groupware companies, such as IBM, Microsoft Corporation, and Novell, Inc.; and

•	in-house development efforts by our customers and partners.

     We also face potential competition from our strategic partners, such as BEA Systems, Inc. and Oracle Corporation, or from other companies that may in the future decide to compete in our market. Some of our existing and potential competitors have longer operating histories, greater name recognition, larger customer bases and greater financial, technical and marketing resources than we do. Many of these companies can also take advantage of extensive customer bases and adopt aggressive pricing policies to gain market share. Potential competitors may bundle their products in a manner that discourages users from purchasing our products. For example, Microsoft Corporation sells a content management product and might choose to bundle it with other products in ways that would harm our competitive position. Barriers to entering the content management software market are relatively low. Competitive pressures may also increase with the consolidation of competitors within our market and partners in our distribution channel, such as the acquisition of Documentum, Inc. by EMC Corporation, Presence Online Pty Ltd. by IBM, Kramer Lee & Associates by Hummingbird Ltd., Optika, Inc. by Stellent, Inc., Artesia Technologies, Inc. by Open Text Corporation and TOWER Technology Pty Ltd. and Epicentric, Inc. by Vignette Corporation.

     In recent quarters, some of our competitors have drastically reduced their price proposals in an effort to strengthen their bids and expand their customer bases. Such tactics, even if unsuccessful, could delay decisions by some customers that would otherwise purchase our software products and may reduce the ultimate selling price of our software and services and our operating results.

Our future revenues are dependent in part upon our installed customer base continuing to license additional products, renew customer support agreements and purchase additional services.

     Our installed customer base has traditionally generated additional license and support and service revenues. In addition, our plans are dependent on our ability to sell newly acquired products, such as the products acquired in the acquisitions of MediaBin, Inc. (“MediaBin”), iManage, Inc. (“iManage”) and Software Intelligence, Inc. (“Software Intelligence”) to our installed base of customers. In future periods, customers may not necessarily license additional products or contract for additional support or other services. Customer support agreements are generally renewable annually at a customer’s option, and there are no mandatory payment obligations or obligations to license additional software. If our customers decide not to renew their support agreements or license additional products or contract for additional services, or if they reduce the scope of the support agreements, our revenues could decrease and our operating results could be adversely affected.

Economic conditions and significant world events have harmed and could continue to negatively affect our revenues and results of operations.

     Our revenue growth and profitability depend on the overall demand for our enterprise content management software platforms and applications. Prolonged economic weakness in the United States and declining economic conditions worldwide have resulted in and may continue to result in lower revenues, longer sales cycles, lower average selling prices and deferred or cancelled orders. To the extent that the economy does not improve or declines, the demand for our products and services, and therefore our future revenues, will be further affected. In addition, many of our customers have also been affected adversely by these economic conditions and, as a result, we may find that collecting on accounts receivable may take longer than we expect or that some accounts receivable will become uncollectible.

     Our consolidated financial results could also be significantly affected by geopolitical concerns and world events, such as wars or terrorist attacks. For example, we experienced delays in customer orders in the first quarter of 2003 as a result of concerns over the war in Iraq. Our revenues and financial results could be negatively affected to the extent geopolitical concerns continue and similar events occur or are anticipated to occur.

The timing of large customer orders may have a significant impact on our consolidated financial results from period to period.

     From time to time, we receive large customer orders that have a significant impact on our consolidated financial results in the period in which the order is recognized as revenue. For example, we had one customer order greater than $1 million in the three months ended September 30, 2004. Because it is difficult for us to accurately predict the timing of such large customer orders, our consolidated financial results are likely to vary materially from quarter to quarter based on the receipt of such orders and their ultimate recognition as revenue. Additionally, the loss or delay of an anticipated large order in a given quarterly period could result in a shortfall of revenues from levels anticipated by us and our stockholders. Any shortfall in revenues from levels anticipated by our stockholders and securities analysts could have a material and adverse impact on the trading price of our common stock.

Support and service revenues have represented a larger percentage of our total revenues in 2004 and 2003. Our support and service revenues are vulnerable to reduced demand and increased competition.

     Our support and service revenues represented 60% of total revenues for both the three months ended September 30, 2004 and 2003, respectively. Support and service revenues depend, in part, on our ability to license software products to new and existing customers that generate follow-on consulting, training and support revenues. Demand for these services is also affected by competition from independent service providers and systems integrators with knowledge of our software products. Since mid-2000, the economic slowdown, and the corresponding reduction in information technology spending, has increased competition for service engagements and has resulted in an overall decrease in average billing rates for our consultants and price pressure on our software support products. If these factors continue to affect our business, our support and service revenues may decline and such a decline would have a material and adverse effect on our consolidated financial condition and results of operations.

Increases in support and service revenues as a percentage of total revenues may decrease overall margins.

     We realize lower margins on support and service revenues than on license revenues. In addition, we may contract with outside consultants and system integrators to supplement the services we provide to customers, which generally yields lower gross margins than the gross margins yielded by our services business. As a result, if support and service revenues increases as a percentage of total revenues or if we increase our use of third parties to provide such services, our gross margins will be lower and our operating results may be adversely affected.

We might not be able to protect and enforce our intellectual property rights, a loss of which could harm our business.

     We depend upon our proprietary technology and rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual restrictions to protect it. We currently have 30 issued United States patents and 27 foreign patents, as well as several United States and foreign patents pending approval. It is possible that patents will not be issued from our currently pending patent applications or any future patent application we may file. We also have restricted customer access to our source code and require all employees enter into confidentiality and invention assignment agreements. Despite our efforts to protect our proprietary technology, unauthorized parties may attempt to copy aspects of our products or to obtain and use information we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights as effectively as the laws of the United States and we expect that it will become more difficult to monitor use of our products as we increase our international presence. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such resulting litigation could result in substantial costs and diversion of resources that could have a material adverse effect on our business, operating results and financial condition.

     Further, third parties may claim that our products infringe the intellectual property of their products. In fact, on August 6, 2004, Advanced Software, Inc. filed suit against us in the United States District Court for the Northern District of California alleging that our TeamSite software infringes Advanced Software’s United States Patent No. Re. 35,861. We believe the claim is without merit and intend to vigorously contest this matter. However, this claim or any other claims, with or without merit, could be costly and time-consuming to defend, divert our management’s attention or cause product delays. If our product was found to infringe a third party’s proprietary rights, we could be required to enter into royalty or licensing agreements to be able to sell our product. Royalty and licensing agreements, if required, may not be available on terms acceptable to us, if at all, which could harm our business.

We may be required to write-off all or a portion of the goodwill value of companies acquired.

     Generally accepted accounting principles in the United States require companies to review the value of acquired assets from time to time to determine whether those values have been impaired. As a result, we are required periodically to review the value reported on our balance sheet of companies we have acquired, to determine if those values should be reduced. In connection with our 2002 review, we reduced recorded goodwill by $76.4 million. We performed our required annual impairment test in the third quarter of 2004. Upon completion of our testing, we determined that the carrying value of our recorded goodwill had not been impaired. We will continue to assess goodwill for impairment on an interim basis when indicators exist that goodwill may be impaired. For example, indicators include if our market capitalization declines below our net book value or we suffer a sustained decline in our stock price. Changes in the economy, the business in which we operate and our own relative performance may result in the existence of indicators that our recorded goodwill may be impaired. We may in the future be required to write down the carrying value of goodwill assets, including goodwill associated with our merger with iManage.

     If we determine there has been an impairment of goodwill and other intangible assets, the carrying value of those assets will be written down to fair value, and a charge against operating results will be recorded in the period that the determination is made. Any impairment harms our consolidated operating results and financial position, and could harm the price of our stock.

Because a significant portion of our revenues are influenced by referrals from strategic partners and sold through resellers, our future success depends in part on those partners, but their interests differ from ours.

     Our direct sales force depends on strategic partnerships, marketing alliances and resellers to obtain customer leads, referrals and distribution. Approximately 62% of our new license orders in the third quarter of 2004 were influenced by our strategic partners and resellers. If we are unable to maintain our existing strategic relationships or fail to enter into additional strategic relationships, our ability to increase our sales and reduce expenses will be harmed, and we could also lose anticipated customer introductions and co-marketing benefits. Our success depends in part on the success of our strategic partners and their ability and willingness to market our products and services successfully. Losing the support of these third parties may limit our ability to penetrate our existing and potential markets. These third parties are under no obligation to recommend or support our software products and could recommend or give higher priority to the products and services of other companies or to their own products. Our inability to gain the support of resellers, consulting and systems integrator firms or a shift by these companies toward favoring competing products could negatively affect our software license and support and service revenues.

     Some systems integrators also engage in joint marketing and sales efforts with us. If our relationship with these systems integrators fails, we will have to devote substantially more resources to the sales and marketing of our software products. In many cases, these parties have extensive relationships with our existing and potential customers and influence the decisions of these customers. A number of our competitors have longer and more established relationships with these systems integrators than we do and, as a result, these systems integrators may be more likely to recommend competitors’ products and services.

     We may also be unable to grow our revenues if we do not successfully obtain leads and referrals from our customers. If we are unable to maintain these existing customer relationships or fail to establish additional relationships, we will be required to devote substantially more resources to the sales and marketing of our products. As a result, we are dependent on the willingness of our customers to provide us with introductions, referrals and leads. Our current customer relationships do not afford us any exclusive marketing and distribution rights. In addition, our customers may terminate their relationship with us at any time, pursue relationships with our competitors or develop or acquire products that compete with our products. Even if our customers act as references and provide us with leads and introductions, we may not penetrate additional markets or grow our revenues.

     We also rely on our strategic partnerships to aid in the development of our products. Should our strategic partners not regard us as significant to their own businesses, they could reduce their commitment to us or terminate their relationship with us, pursue competing relationships or attempt to develop or acquire products or services that compete with our products and services.

Contractual issues may arise during the negotiation process that may delay the anticipated closure of license transactions and our ability to recognize revenue as anticipated.

     Because our solution is mission-critical to many of our customers, the process of contractual negotiation may be protracted. The additional time needed to negotiate mutually acceptable terms that culminate in an agreement to license our products could extend the sales cycle.

     Several factors may also require us to defer recognition of license revenue for a significant period of time after entering into a license agreement, including instances in which we are required to deliver either unspecified additional products or specified product upgrades for which we do not have vendor-specific objective evidence of fair value. We have a standard software license agreement that provides for revenue recognition provided that, among other factors, delivery has taken place, collectibility from the customer is reasonably assured and no significant future obligations or customer acceptance rights exist. However, customer negotiations and revisions to these terms could have an impact on our ability to recognize revenue at the time of delivery.

     In addition, slowdowns or variances from internal expectations in our quarterly license contracting activities may impact our service offerings and may result in lower revenues from our customer training, consulting services and customer support organizations. Our ability to maintain or increase support and service revenues is highly dependent on our ability to increase the number of license agreements we enter into with customers.

If the emerging market for enterprise content management software does not develop as quickly as we expect, our business will suffer.

     The market for our enterprise content management software is rapidly evolving. We cannot be certain that a viable market for our products will emerge or be sustainable. If the enterprise content management software market fails to develop, or develops more slowly than expected, demand for our products will be less than anticipated and our business and operating results would be seriously harmed.

     Furthermore, to be successful in this emerging market, we must be able to differentiate our business from our competitors through our product and service offerings and brand name recognition. We may not be successful in differentiating our business or achieving widespread market acceptance of our products and services. In addition, enterprises that have already invested substantial resources in other methods of managing their content and collaborative process may be reluctant or slow to adopt a new approach that may replace, limit or compete with their existing systems.

Our revenues from international operations are a significant part of our overall operating results. We may not successfully develop these international markets, which could harm our business.

     We have established offices in various international locations in Europe and Asia Pacific and we derive a significant portion of our revenues from these international locations. For the three months ended September 30, 2004, revenues from these international operations constituted approximately 35% of our total revenues For the years ended December 31, 2003, 2002 and 2001, revenues from these international operations constituted approximately 35%, 34% and 32% of our total revenues, respectively. We anticipate devoting significant resources and management attention to international opportunities, which subjects us to a number of risks including:

•	changes in multiple tax and regulatory requirements;

•	difficulties in staffing, retaining staff and managing foreign operations;

•	the expense of foreign operations and compliance with applicable laws;

•	political and economic instability;

•	the expense of localizing products for sale in various international markets;

•	reduced protection for intellectual property rights in some countries;

•	protectionist laws and business practices that favor local competitors;

•	longer sales cycles and collection periods or seasonal reductions in business activity; and

•	economic downturns in international markets.

     Any of these risks could reduce revenues from international locations, or increase our cost of doing business outside of the United States.

     In addition to our international sales offices, in the fourth quarter of 2003, we opened a customer support and development operation in Bangalore, India. This operation is also subject to many of the same risks and uncertainties noted above.

Our workforce reductions may require us to incur severance costs and reduce our facilities commitments, which may cause us to incur expenses or recognize additional financial statement charges.

     Over the last several years, we have significantly reduced our worldwide employee headcount. In connection with our restructuring plans and the merger with iManage, we relocated offices and abandoned facilities in the San Francisco Bay Area; Chicago; New York City; Boston; Austin, Texas and several locations internationally. As a result, we are paying for facilities that we are not using and have no future plans to use. In the nine months ended September 30, 2004, we recorded charges for excess facilities, net of expected sublease income, of $8.6 million. We recorded similar charges in the years ended December 31, 2003, 2002 and 2001 in the amounts of $12.6 million, $30.0 million and $22.2 million, respectively. At September 30, 2004, we have an accrual for excess facilities of $41.7 million, which is net of anticipated sublease income of $3.8 million. If the commercial real estate market continues to deteriorate, or if we cannot sublease these excess facilities at all, we may be required to record additional charges for excess facilities or revise our estimate of future sublease income in the future which may be material to our consolidated financial condition and results of operations. Additionally, we have negotiated and may continue to negotiate early terminations to our excess facilities leases that may result in significant cash payments. Additionally, Interwoven and Ariba, Inc. entered into an amendment of the Amended and Restated Ariba Plaza Sublease dated August 6, 2001 between Ariba and Interwoven. On November 1, 2004, the amendment became effective. Under the amendment, we relinquished our rights to occupy approximately 89,000 square feet of currently unoccupied space and have paid Ariba approximately $12.3 million.

     We have continued to review our operational performance across the Company and will continue to make cost adjustments to better align our expenses with our revenues. In the second quarter of 2004, we implemented a restructuring plan in certain of our European locations to better align our expenses with future revenue potential. These actions resulted in the termination of 28 employees and a charge of $1.8 million associated with these terminations. We may be required to make further adjustments to our business model to achieve operational efficiency and, as a result, may be required to take additional charges which could be material to our results of operations.

Our estimates of future sublease income related to our restructuring and excess facilities charges may be incorrect and may require us to incur expenses or recognize additional financial statement charges.

     In connection with our restructuring and excess facilities charges, we made certain estimates of expected future sublease income for our abandoned facilities. Although, we are in the process of actively marketing our excess facilities that have not been sublet, we may be unable to sublease them and even if we are successful in subleasing them, we may be required to accept significantly less in rent from a subtenant than our lease rate. If the commercial real estate market continues to deteriorate, or if we cannot sublease these excess facilities at all, we may be required to record additional charges to revise our estimates of future sublease income, which could result in additional expenses we would incur, as well as financial statement charges which may be material to our consolidated financial condition and results of operations.

If our products cannot scale to meet the demands of tens of thousands of concurrent users, our targeted customers may not license our solutions, which will cause our revenues to decline.

     Our strategy is to target large organizations that require our enterprise content management software solution because of the significant amounts of information and content that they generate and use. For this strategy to succeed, our software products must be highly scalable and accommodate tens of thousands of concurrent users. If our products cannot scale to accommodate a large number of concurrent users, our target markets will not accept our products and our business and operating results will suffer.

     If our customers cannot successfully implement large-scale deployments, or if they determine that our products cannot accommodate large-scale deployments, our customers will not license our solutions, and this will materially adversely affect our consolidated financial condition and operating results.

If our products do not operate with a wide variety of hardware, software and operating systems used by our customers, our revenues would be harmed.

     We currently serve a customer base that uses a wide variety of constantly changing hardware, software applications and operating systems. For example, we have designed our products to work with databases and servers developed by Microsoft Corporation, Sun Microsystems, Inc., Oracle Corporation and IBM and software applications including Microsoft Office, WordPerfect, Lotus Notes and Novell GroupWise. We must continually modify and enhance our software products to keep pace with changes in computer hardware and software and database technology as well as emerging technical standards in the software industry. We further believe that our application suite will gain broad market acceptance only if it can support a wide variety of hardware, software applications and systems. If our products were unable to support a variety of these products, our business would be harmed. Additionally, customers could delay purchases of our application suite until they determine how our products will operate with these updated platforms or applications.

     Our products currently operate on the Microsoft Windows NT, Microsoft Windows 2000, Linux, IBM AIX, Hewlett Packard UX and Sun Solaris operating environments. If other platforms become more widely used, we could be required to convert our server application products to additional platforms. We may not succeed in these efforts, and even if we do, potential customers may not choose to license our product. In addition, our products are required to interoperate with leading content authoring tools and application servers. We must continually modify and enhance our products to keep pace with changes in these applications and operating systems. If our products were to be incompatible with a popular new operating system or business application, our business could be harmed. Also, uncertainties related to the timing and nature of new product announcements, introductions or modifications by vendors of operating systems, browsers, back-office applications and other technology-related applications, could harm our business.

Our failure to deliver defect-free software could result in losses and harmful publicity.

     Our software products are complex and have in the past and may in the future contain defects or failures that may be detected at any point in the product’s life. We have discovered software defects in the past in some of our products after their release. Although past defects have not had a material effect on our results of operations, in the future we may experience delays or lost revenues caused by new defects. Despite our testing, defects and errors may still be found in new or existing products, and may result in delayed or lost revenues, loss of market share, failure to achieve market acceptance, reduced customer satisfaction, diversion of development resources and damage to our reputation. As has occurred in the past, new releases of products or product enhancements may require us to provide additional services under our support contracts to ensure proper installation and implementation.

     Errors in our application suite may be caused by defects in third-party software incorporated into our application suite. If so, we may not be able to fix these defects without the cooperation of these software providers. Since these defects may not be as significant to our software providers as they are to us, we may not receive the rapid cooperation that we may require. We may not have the contractual right to access the source code of third-party software and, even if we access the source code, we may not be able to fix the defect.

     As customers rely on our products for critical business applications, errors, defects or other performance problems of our products or services might result in damage to the businesses of our customers. Consequently, these customers could delay or withhold payment to us for our software and services, which could result in an increase in our provision for doubtful accounts or an increase in collection cycles for accounts receivable, both of which could disappoint investors and result in a significant decline in our stock price. In addition, these customers could seek significant compensation from us for their losses. Even if unsuccessful, a product liability claim brought against us would likely be time consuming and costly and harm our reputation, and thus our ability to license products to new customers. Even if a suit is not brought, correcting errors in our application suite could increase our expenses.

Difficulties in introducing new products and upgrades in a timely manner will make market acceptance of our products less likely.

     The market for our products is characterized by rapid technological change, frequent new product introductions and technology-related enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. We expect to add new content management functionality to our product offerings by internal development and possibly by acquisition. Content management technology is more complex than most software and new products or product enhancements can require long development and testing periods. Any delays in developing and releasing new products could harm our business. New products or upgrades may not be released according to schedule or may contain defects when released. Either situation could result in adverse publicity, loss of sales, delay in market acceptance of our products or customer claims against us, any of which could harm our business. If we do not develop, license or acquire new software products, or deliver enhancements to existing products on a timely and cost-effective basis, our business will be harmed.

Our products may lack essential functionality if we are unable to obtain and maintain licenses to third-party software and applications.

     We rely on software that we license from third parties, including software that is integrated with our internally developed software and used in our products to perform key functions. The functionality of our software products, therefore, depends on our ability to integrate these third-party technologies into our products. Furthermore, we may license additional software from third parties in the future to add functionality to our products. If our efforts to integrate this third-party software into our products are not successful, our customers may not license our products and our business will suffer.

     In addition, we would be seriously harmed if the providers from whom we license software ceased to deliver and support reliable products, enhance their current products or respond to emerging industry standards. Moreover, the third-party software may not continue to be available to us on commercially reasonable terms or at all. Each of these license agreements may be renewed only with the other party’s written consent. The loss of, or inability to maintain or obtain licensed software, could result in shipment delays or reductions. Furthermore, we may be forced to limit the features available in our current or future product offerings. Either alternative could seriously harm our business and operating results.

Fluctuations in the exchange rates of foreign currency, particularly in Euro, British Pound and Australian Dollar and the various local currencies of Asia and Europe, may harm our business.

     We are exposed to adverse movements in foreign currency exchange rates because we translate foreign currencies into United States Dollars for reporting purposes. Our primary exposures have related to operating expenses and sales in Australia, Asia and Europe that were not United States Dollar-denominated. Historically, these risks have been minimal for us, but as our international revenues and operations have grown and continue to grow, the adverse currency fluctuations could have a material adverse impact on our consolidated financial position and results of operations. The increasing use of the Euro as a common currency for members of the European Union could affect our foreign exchange exposure. We have generally not engaged in hedging activities to mitigate our foreign currency risk, although we have recently entered into limited forward contract activity.

New legislation and potential new accounting pronouncements are likely to impact our future consolidated financial position and results of operations.

     Recently, there have been significant regulatory changes, including the Sarbanes-Oxley Act of 2002, and there may be new accounting pronouncements or regulatory rulings that will have an impact on our future consolidated financial position and results of operations. The Sarbanes-Oxley Act of 2002 and other rule changes and proposed legislative initiatives following several highly publicized corporate accounting and corporate governance failures are likely to increase general and administrative costs. These and other potential changes could materially increase the expenses we report under accounting principles generally accepted in the United States of America and adversely affect our consolidated operating results. Additionally, the impact of these changes may increase costs incurred by our customers and prospects which could result in delays or cancellations in spending on enterprise content management software and services like we provide. Such delays and cancellations could have a material adverse impact on our consolidated statement of operations and financial condition.

If we account for employee stock options using the fair value method, it could significantly increase our net loss.

     There has been ongoing public debate as to whether stock options granted to employees should be treated as compensation expense and, if so, how to properly value such stock options awards. On March 31, 2004, the Financial Accounting Standard Board (“FASB”) issued an Exposure Draft, Share-Based Payment: an amendment of FASB statements No. 123 and 95, which would require a company to recognize, as an expense, the fair value of stock options and other stock-based compensation to employees beginning after June 15, 2005 and subsequent reporting periods. If we elect or are required to record an expense for our stock-based compensation plans using the fair value method as described in the Exposure Draft, we could have significant and ongoing accounting charges.

Our stock price may be volatile, and your investment in our common stock could suffer a decline in value.

     The market prices of the securities of software companies have been extremely volatile and often unrelated to their operating performance. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in the price of our stock may include, among other things:

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by us or in financial estimates or recommendations by any securities analysts who might cover our stock;

•	operating performance and stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are Internet-related or otherwise deemed comparable to us;

•	announcements by us or our competitors of new products or services, technological innovations, significant acquisitions, strategic partnerships or divestitures;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•	announcements of negative conclusions about our internal controls;

•	capital outlays or commitments;

•	additions or departures of key personnel; and

•	conditions or trends in our industry, as well as general economic conditions.

     These fluctuations may make it more difficult to use our stock as currency to make acquisitions that might otherwise be advantageous, or to use stock options as a means to attract and retain employees. Any shortfall in revenue or net income (loss) compared to our or analysts’ or investors’ expectations could cause an immediate and significant decline in the trading price of our common stock. In addition, we may not learn of such shortfalls until late in the quarter, which could result in an even more immediate and greater decline in the trading price of our common stock. Further, we are in the process of implementing Section 404 of the Sarbanes-Oxley Act of 2002, which requires management to report on, and our independent auditors to attest to, our internal controls. Should we or our auditors determine that our internal controls need improvement, in some cases even if the shortcoming we or they find is immaterial, we may be required to disclose this fact, which could cause the market price for our common stock to decline rapidly. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources.

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of our common stock.

     In accordance with accounting principles generally accepted in the United States of America, we accounted for the acquisitions of MediaBin, iManage and certain assets and liabilities of Software Intelligence using the purchase method of accounting, which resulted in charges to earnings that could have a material adverse effect on the market value of our common stock following these acquisitions. Under the purchase method of accounting, we allocated the total estimated purchase price of these acquisitions to their net tangible assets, amortizable intangible assets, intangible assets with indefinite lives based on their fair values as of the closing date of these transactions and recorded the excess of the purchase price over those fair values as goodwill. A portion of the estimated purchase price in the iManage and MediaBin acquisitions was also allocated to purchased in-process technology and was expensed in the quarter in which the acquisition was completed. We will incur additional depreciation and amortization expense over the useful lives of certain net tangible and intangible assets acquired in connection with these transactions and significant stock-based compensation expense. These depreciation and amortization charges could have a material impact on our consolidated results of operations.

     At September 30, 2004, we have $185.5 million in goodwill and $33.2 million in net other intangible assets, which we believe are recoverable. Generally accepted accounting principles in the United States require that we review the value of these acquired assets from time to time to determine whether the recorded values have been impaired and should be reduced. In connection with our 2002 review, we reduced recorded goodwill by $76.4 million. We performed our required annual impairment test for calendar 2004 in the third quarter and no additional reduction to recorded goodwill was required at that time. We will continue to perform impairment assessments on an interim basis when indicators exist that goodwill or our intangible assets may be impaired. These indicators include our market capitalization declining below our net book value or if we suffer a sustained decline in our stock price. Changes in the economy, the business in which we operate and our own relative performance may result in the existence of indicators that our recorded values may be impaired. If we determine there has been an impairment of goodwill and other intangible assets, the carrying value of those assets will be written down to fair value, and a charge against operating results will be recorded in the period that the determination is made. Any impairment could have a material impact on our consolidated operating results and financial position, and could harm the trading price of our common stock.

There may be sales of a substantial amount of our common stock in the near future that could cause our stock price to fall.

     Some of our current stockholders hold a substantial number of shares of our common stock, which they are able to sell in the public market, subject to restrictions under the securities laws and regulations. Sales of a substantial number of shares of our common stock within a short period of time could cause our stock price to fall. Moreover, two of our executive officers have established systematic plans under which they will sell a pre-determined number of shares per quarter, provided that a certain minimum price is obtained. These plans may be perceived poorly in the market and, together with the increased number of shares being made available on the market, may have an adverse effect on our share price. The executive officers may also sell stock outside of their systematic plan at their election. Other executive officers are considering similar systematic sale programs.

FORWARD-LOOKING STATEMENTS

     We make many statements in this Prospectus and in the documents we incorporate by reference in this Prospectus that are forward-looking statements within the meaning of Section 27A of the Securities Act and Section

21E of the Exchange Act. These statements relate to our future plans, objectives, expectations and intentions. We may identify these statements by the use of words such as “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we discuss in “Risk Factors” and elsewhere in this Prospectus. These forward-looking statements speak only as of the date of this Prospectus, in the documents we incorporate by reference in this Prospectus and we caution you not to rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock by the selling stockholders under this Prospectus.

SELLING STOCKHOLDERS

     The following table presents information with respect to the selling stockholders and the shares of our common stock that they may offer with this Prospectus. Each of the selling stockholders named below is a stockholder of Software Intelligence, Inc. and has acquired his shares in connection with our acquisition of certain assets of that company. To our knowledge, except for the relationships described below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.

     On August 12, 2004, we acquired certain assets and assumed certain liabilities of Software Intelligence, Inc., a Delaware corporation. Pursuant to the definitive agreement related to this acquisition, among other consideration for the acquisition, we agreed to issue 96,410 shares of our common stock to Software Intelligence, Inc. Software Intelligence, Inc. has distributed these shares among its stockholders and plans to dissolve by December 2004. In connection with this transaction, we agreed to register the shares under the Securities Act.

     The share information provided in the table below is based on information provided to us by the selling stockholders on or about October 13, 2004. We calculated beneficial ownership according to Rule 13d-3 of the Exchange Act as of this date. Each selling stockholder owns less than 1% of our outstanding common stock, based on 41,086,704 shares outstanding as of December 31, 2004.

     Each of the selling stockholders named below has agreed, subject to the terms of an amended and restated registration rights agreement entered into by and among Interwoven, Software Intelligence, Inc. and the selling stockholders, that the shares listed below are subject to certain restrictions on the transfer of such shares as more fully described in the Plan of Distribution below.

     The selling stockholders may from time to time offer and sell any or all of their shares as listed below. Because the selling stockholders are not obligated to sell their shares, and because they may also acquire publicly traded shares of our common stock, we cannot estimate how many shares each selling stockholder will beneficially own after this offering. We may update, amend or supplement this Prospectus from time to time to update the disclosure in this section.

	Shares Beneficially Owned		Shares That May Be
Name	Before The Offering		Offered and Sold
	Number	Percent	Number	Percent
Larry Brake	79,930	*	79,930	*
Robert B. Godfrey (1)	8,240	*	8,240	*
Tim Pfeiffer (1)	8,240	*	8,240	*

	96,410		96,410

*	Represents beneficial ownership of less than 1%.
(1)	This person is an employee of Interwoven.

PLAN OF DISTRIBUTION

     The selling stockholders will be offering and selling all shares offered and sold with this Prospectus. We will not receive any of the proceeds of the sales of these shares. Offers and sales of shares made with this Prospectus must comply with the terms of registration rights agreements we entered into with the selling stockholders with respect to the registration of their shares. However, the selling stockholders may resell all or a portion of their shares without this Prospectus in open market transactions in reliance upon available exemptions under the Securities Act, if any, provided they meet the criteria and conform to the requirements of one of these exemptions.

Who may sell and applicable restrictions.

     The selling stockholders may offer and sell shares with this Prospectus directly to purchasers. The selling stockholders may donate or otherwise transfer their shares to any person so long as the transfer complies with applicable securities laws.

     Each selling stockholder may sell all or a portion of the common stock such selling stockholder beneficially owns and offers hereby from time to time directly or through one or more brokers, dealers, agents or underwriters, subject to compliance with our insider trading policy, if applicable. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved. Any brokerage commissions and similar selling expenses attributable to the sale of shares covered by this Prospectus will be borne by such selling stockholder. In order to comply with some state securities laws, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. To the extent a selling stockholder may be deemed to be an underwriter, such selling stockholder may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     Each selling stockholder has agreed, under the terms of a registration rights agreement by and among Interwoven and the selling stockholders, that such selling stockholder will transfer shares registered for resale under this prospectus only during the period beginning on February 1, 2005 and continuing to and including March 2, 2005.

     The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters, and any profits on the sale of shares by it and any discounts, commissions or concessions received by any broker, dealer or agent may be deemed underwriting discounts and commissions under the Securities Act. Each selling stockholder has advised us that, as of the date of this Prospectus, such selling stockholder has not entered into any plan, arrangement or understanding with a broker, dealer or underwriter regarding sales of shares with this Prospectus.

     Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Prospectus delivery.

     Since the selling stockholders may be deemed to be an underwriter within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the securities is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth:

•	the name of the selling stockholder and of any participating underwriters, broker-dealers or agents;

•	the aggregate amount and type of securities being offered;

•	the price at which the securities were sold and other material terms of the offering;

•	any discounts, commissions, concessions and other items constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or re-allowed or paid to dealers; and

•	that the participating broker-dealers did not conduct any investigation to verify the information in this Prospectus or incorporated in this Prospectus by reference.

     A prospectus supplement or a post-effective amendment may be filed with the Securities and Exchange Commission to disclose additional information with respect to the distribution of the shares.

Manner of sales.

     The selling stockholders will act independently of Interwoven in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the NASDAQ National Market, the over-the-counter market, or any other national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices, at fixed prices or at other negotiated prices.

     The shares may be sold according to one or more of the following methods:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed under this Prospectus;

•	pledges of shares to a broker-dealer or other person, who may, in the event of default, purchase or sell the pledged shares;

•	an exchange distribution under the rules of the exchange;

•	face-to-face transactions between sellers and purchasers without a broker-dealer; or

•	by writing options, whether such options are listed on an options exchange or otherwise.

Indemnification and contribution.

     We and the selling stockholders have agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. The selling stockholders may also agree on their own to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

Expenses associated with registration.

     We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including registration and filing fees, expenses of compliance with state securities or “blue sky” laws and transfer agent fees relating to sales pursuant to this Prospectus. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

Suspension of this offering.

     We may suspend the use of this Prospectus on a limited basis if we learn of any event that causes this Prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling stockholder.

LEGAL MATTERS

     Fenwick & West LLP, Mountain View, California, will provide us with a legal opinion as to the validity of the issuance of the shares of common stock offered with this Prospectus. Certain partners and investment partnerships comprised of certain partners of Fenwick & West LLP own approximately 1,900 shares of our common stock as of October 19, 2004.

EXPERTS

     The consolidated financial statements and schedule of Interwoven, Inc. as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report dated January 22, 2004 contains an explanatory paragraph that refers to the Company’s adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002.

INTERWOVEN, INC.

96,410 Shares of

Common Stock

PROSPECTUS

January 31, 2005

     You should rely only on the information contained in or incorporated by reference into this Prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of common stock.